SCHEDULE 13G


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                         REEBOK INTERNATIONAL LTD
                             (Name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                758110-10-0
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if hte filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF THE REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

     Alsin Capital Management, Inc.
     93-110885

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a)  [ ]
                                                         (b)  [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF         5.  SOLE VOTING POWER              609,785
SHARES
BENEFICIALLY      6.  SHARED VOTING POWER                  0
OWNED BY EACH
REPORTING         7.  SOLE DISPOSITIVE POWER         609,785
PERSON
WITH              8.  SHARED DISPOSITIVE POWER             0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     609,785

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                        1.1%

12.  TYPE OF REPORTING PERSON*
                                                         IA